[Filed with the Superintendencia de Valores y Seguros on February 5, 2004]


Santiago, February 5, 2004.

Mr. Hernan Lopez Bohrer
Securities Intendent
Superintendency of Securities and Insurance


Re.: Coca-Cola Embonor S.A.- Securities Registry number 622 - Informs "Essential
     Fact"

Dear Sir:

Pursuant to Title III of Law N(0)18.045 and General Rule 30, I hereby inform as an Essential Fact, the following:

On February 4, 2004, and pursuant to the procedure on early payments of the Syndicated Credit Agreement entered into among Coca-Cola Embonor S.A. and Citibank, N.A. Chile Agency and other banks, dated November 7, 2000 as evidenced by the deed executed before the Notary Public of Santiago Mr. Ivan Torealba Acevedo (the "Agreement"); full payment was made of the total amount of the credit and interests corresponding to the loan extended pursuant to the Agreement, which total amount equals as of this date to $26,949,274,551 pesos. Therefore, the respective obligations with the banks have been extinguished.

Sincerely,


Andres Vicuna Garcia-Huidobro
General Manager
Coca-Cola Embonor S.A.

c.c.   Santiago Stock Exchange
       Electronic Stock Exchange
       Valparaiso Brokers Exchange